SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 12, 2020 re TAT Technologies Ltd. Reports Third Quarter 2020 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2020 Results

GEDERA, Israel, November 12, 2020 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and nine month periods ended September 30, 2020.

Key Financial Highlights:

•
Revenues for Q3 2020 were $16.8 million compared with $24.8 million in Q3 2019.  Revenues for the nine-month period that ended on September 30, 2020 were $58.8 million compared with $71.7 million in the nine-month period that ended on September 30, 2019.

•
Gross profit for Q3 2020 was $1.4 million (8.3% as a percentage of revenues) compared with $4.1 million (16.8% as a percentage of revenues) in Q3 2019.  Gross profit for the nine-month period that ended on September 30, 2020 was $7.5 million (12.7% as a percentage of revenues) compared with $11 million (15.3% as a percentage of revenues) in the nine-month period that ended on September 30, 2019.

•
Adjusted EBITDA for Q3 2020 was (0.3) million compared with $2.2 million in Q3 2019. Adjusted EBITDA for the nine-month period that ended on September30, 2020 was $2.2 million compared with $5.3 million in the nine-month period that ended on September 30, 2019.

•
Net loss was ($1.6) million, or loss of ($0.16) per diluted share in Q3 2020 compared with a net income of $0.15 million, or $0.02 per diluted share in Q3 2019. Net loss was ($3.4) million, or loss of ($0.37) per diluted share in the nine-month period that ended on September 30, 2020 compared with a net income of $0.3 million, or $0.04 per diluted share in the nine-month period that ended on September 30, 2019.

•
During Q3 2020 and the nine-month period that ended on September 30, 2020 TAT reported losses from discontinued operation of the JT8D engine blades coating in the amount of $0.1 million and $1.8 million, respectively.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, “TAT reacted fast and effectively to the COVID 19 impact on the aerospace industry. In Q2 and Q3 of 2020 we adjusted the company’s cost structure to the reduction in revenues during such period. We will continue to proactively monitor our cost structure and cash flow as the industry continues to manage the pandemic and its impact. Our strong balance sheet with net cash of over $19 million provides us the flexibility to serve our customers and in the same time maintain business development activities.

 We are pleased that despite the pandemic, the company was able to continue its sales, marketing, and business development efforts with meaningful results. During the third quarter of 2020 we signed a 10- year contract with Honeywell for the repair of APU 331-2xx. This contract represents a substantial opportunity to increase our APU business. In order to support its execution, we will invest in machines and rotatable parts in the coming quarters to better support our clients.

In addition, we are proud that during the last six months we executed new, and renewed existing long-term agreements with MRO and OEM customers with potential aggregate revenues of $38 million for the coming years”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, discontinued operation, financial (expenses) income, net, depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2020	2019 (*)
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,106	$15,959
Accounts receivable, net	13,657	20,311
Other current assets and prepaid expenses	3,449	2,605
Inventory, net	40,100	43,327
Assets belong to discontinued operation	-	1,839

Total current assets	81,312	84,041

NON-CURRENT ASSETS:
Restricted deposit	165	-
Investment in affiliates	777	956
Funds in respect of employee rights upon retirement	1,164	1,404
Deferred income taxes	-	228
Intangible assets, net	1,604	777
Property, plant and equipment, net	19,884	20,605
Operating lease right of use assets	7,320	6,664

Total non-current assets	30,914	30,634

Total assets	$112,226	$114,675

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	8,118	11,823
Accrued expenses	6,313	7,393
Deferred income (government grant)	265	-
Operating lease liabilities	1,635	1,330
Liabilities belong to discontinued operation	260	158

Total current liabilities	16,591	20,704

NON CURRENT LIABILITIES:
Long-term loans	4,841	-
Other long-term liabilities	-	62
Liability in respect of employee rights upon retirement	1,451	1,751
Deferred income taxes	1,256	1,100
Operating lease liabilities	5,990	5,688

Total non-current liabilities	13,538	8,601

Total liabilities	$30,129	$29,305

EQUITY:
Share capital	2,809	2,809
Additional paid-in capital	65,683	65,573
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	19	26
Retained earnings	15,674	19,050
Total shareholders' equity	82,097	85,370

Total liabilities and shareholders' equity	$112,226	$114,675

*Reclassified due to discontinued operation

•       TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2020	2019(*)	2020	2019(*)	2019(*)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$4,822	$5,725	$18,157	$17,924	$25,019
Services	11,995	19,059	40,667	53,770	72,460
	16,817	24,784	58,824	71,694	97,479

Cost of goods:
Products	4,383	4,853	16,156	15,037	21,557
Services	11,036	15,757	35,179	45,668	60,622
	15,419	20,610	51,335	60,705	82,179
Gross Profit	1,398	4,174	7,489	10,989	15,300

Operating expenses:
Research and development, net	62	39	131	96	113
Selling and marketing	920	1,225	2,986	3,549	4,929
General and administrative	1,813	1,860	5,542	5,362	7,654
	2,795	3,124	8,659	9,007	12,696
Operating income (loss)	(1,397)	1,050	(1,170)	1,982	2,604

Financial expenses, net	(177)	(144)	(248)	(517)	(422)
Other expenses	-	-	(21)	-	-

Income (loss) before taxes on income (tax benefit)	(1,574)	906	(1,439)	1,465	2,182

Taxes on income (tax benefit)	(180)	469	(48)	464	631

Income (loss) before equity investment	(1,394)	437	(1,391)	1,001	1,551

Share in results of affiliated companies	(62)	(65)	(179)	(139)	(132)

Net income (loss) from continued operation	$(1,456)	$372	$(1,570)	$862	$1,419

Loss from discontinued operation before income taxes	(60)	(230)	(391)	(564)	(655)
Loss on disposal of discontinued operation before income taxes	(60)	-	(1,415)	-	-
Benefit from income taxes	-	15	-	45	42
Net loss from discontinued operation	$(120)	$(215)	$(1,806)	(519)	$(613)

Net income (loss)	$(1,576)	$157	$(3,376)	$343	$806

Basic and diluted income (loss) per share

Net income (loss) per share from continued operation	$(0.16)	$0.04	$(0.17)	$0.1	$0.18
Net loss per share from discontinued operation	$0	$(0.02)	$(0.2)	$(0.06)	$(0.07)
Net income (loss) per share	$(0.16)	$0.02	$(0.37)	$0.04	$0.11

Weighted average number of shares outstanding
Basic	8,874,696	8,874,696	8,874,696	8,874,696	8,864,885
Diluted	8,874,696	8,874,696	8,874,696	8,874,696	8,864,885

*Reclassified due to discontinued operation

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$(1,576)	$157	$(3,376)	$343	$806
Other comprehensive income
Net unrealized income (loss) from derivatives	(33)	72	(7)	358	372
Reclassification adjustments for gains (losses) included in net income and inventory	-	(104)	5	(118)	(140)
Total other comprehensive income (loss)	$(1,609)	$125	$(3,378)	$583	$1,038

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2017 (audited)	9,122,501	$2,802	$65,073	$135	$(2,088)	$22,652	$88,574
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018 (audited):
Comprehensive income	-	-	-	(341)	-	(4,408)	(4,749)
Share based compensation expenses	-	-	272	-	-	-	272
Exercise of option	26,668	7	190	-	-	-	197
BALANCE AT DECEMBER 31, 2018 (audited)	9,149,169	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019 (audited):
Comprehensive loss	-	-	-	232	-	806	1038
Share based compensation expenses	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019 (audited)	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2020 (unaudited):
Comprehensive (loss)	-	-	-	(7)	-	(3,376)	(3,383)
Share based compensation expenses	-	-	110	-	-	-	110
BALANCE AT SEPTEMBER 30, 2020 (unaudited)	9,149,169	$2,809	$65,683	$19	$(2,088)	$15,674	$82,097

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2020	2019(*)	2020	2019(*)	2019(*)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,576)	$157	$(3,376)	$343	$806
Net income (loss) from continued operations	(1,456)	372	(1,570)	862	1,419
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	1,079	1,077	3,107	3,185	4,292
Loss (gain) from change in fair value of derivatives	(14)	(38)	7	(293)	(311)
Provision for doubtful accounts	(73)	-	133	-	38
Share in results of equity investment of affiliated Company	62	65	179	139	132
Share based compensation	33	36	110	(9)	38
Non cash finance expense	57	107	(48)	324	354
Liability in respect of employee rights upon retirement	(159)	(134)	(300)	(912)	(897)
Deferred income taxes, net	441	(115)	384	(293)	(450)
Deferred revenues (government grant)	(794)	-	265	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	787	1,714	7,027	(1,510)	(2,037)
Decrease (increase) in other current assets and prepaid expenses	(729)	486	(605)	1,743	2,500
Decrease (increase) in inventory	1,674	(1,314)	3,039	(3,531)	(5,740)
Increase (decrease) in trade accounts payable	307	82	(2,913)	2,722	3,349
Increase (decrease) in accrued expenses	(995)	1,193	(1,080)	1,535	982
Decrease in other long-term liabilities	-	(20)	(62)	(98)	(118)
Net cash provided by operating activities	$220	$3,511	$7,673	$3,864	$3,551
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	-	-	(10)	(10)
Funds in respect of employee rights upon retirement	-	-	-	(22)	-
Proceeds from sale of property and equipment	-	-	(22)	-	-
Increase in long-term deposits	(2)		(165)	-	-
Purchase of property and equipment	(1,253)	(1,287)	(3,012)	(2,980)	(3,269)
Purchase of intangible assets	(950)		(950)
Cash flows used in investing activities	$(2,205)	$(1,287)	$(4,149)	$(3,012)	$(3,279)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term loans received	-	-	4,841	-	-
Cash flows provided by financing activities	$-	$-	$4,841	$-	$-

Cash flows from discontinued operations:
Net loss from discontinued operation	$(120)	$(215)	$(1,806)	(519)	$(613)
Net cash provided by operating activities	175	516	1,588	566	484
Net cash used in investing activities	-	-		(34)	(134)
Net cash used in discontinued operations	$55	$301	$(218)	13	$(263)

Net increase (decrease) in cash and cash equivalents	(1,930)	2,525	8,147	865	9
Cash and cash equivalents at beginning of period	26,036	14,290	15,959	15,950	15,950
Cash and cash equivalents at end of period	$24,106	$16,815	$24,106	$16,815	$15,959

*Reclassified due to discontinued operation

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2020	2019(*)	2020	2019(*)	2019(*)

Net income (loss)	$(1,576)	$157	$(3,376)	$343	$806
Adjustments:
Share in results of equity investment of affiliated companies	62	65	179	139	132
Taxes on income (tax benefit)	(180)	469	(48)	464	631
Financial expenses, net	177	144	250	517	422
Other expenses	-	-	21	-	-
Depreciation and amortization	1,060	1,144	3,250	3,322	4,394

Net loss from discontinued operations	120	215	1,806	519	613
Share based compensation	33	36	110	(9)	38
Adjusted EBITDA	$(304)	$2,230	$2,192	$5,295	$7,036

*Reclassified due to discontinued operation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: November 12, 2020